

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via E-mail
John A. Attaway, Jr.
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

> **Re:** **Publix Super Markets, Inc.**
> **Form 10-K**
> **Filed February 28, 2011**
> **File No. 0-00981**

Dear Mr. Attaway, Jr.:

We have reviewed your response dated August 10, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2010

Financial Statements and Supplementary Data, page 19

Notes to Consolidated Financial Statements, page 29

1. We have reviewed your response to comment three in our letter dated July 25, 2011. Based on the information provided to us, we believe that the entire fair market value of the shares held by your ESOP should be classified as mezzanine equity on your balance sheet under Rule 5-02.27 of Regulation S-X and ASR 268. In this regard, we understand that you issue a put option for all shares held by the ESOP in accordance with federal income tax regulations, and redemption of these shares is outside of your control. Accordingly, please amend your most recent Form 10-K and subsequent Form 10-Q to restate your financial statements for this matter.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief